Exhibit 99.3

You are a registered shareholder of Yamana Gold Inc., which means you receive the following documents by mail:

•       our annual report (including our management’s discussion & analysis (MD&A) and financial statements)

•       notice of annual or special meetings of shareholders and the related proxy materials

•       other information about the company.

You can use this form to specifically ask us not to send you our annual report, or to tell us you want to receive our quarterly reports (including the MD&A and financial statements), which you’re entitled to but don’t receive automatically.

To help save paper, you can also use this form to choose e-delivery instead of receiving printed copies by mail.

Annual and quarterly reports

We mail our annual report to you automatically every year. Check the box below if you prefer not to receive it this year.

You’re also entitled to receive our quarterly reports, but we don’t mail them automatically. Check the box below if you would like to receive copies of our quarterly reports this year.

Our transfer agent, CIBC Mellon, will send them to you by mail unless you’ve signed up for e-delivery.

We’ll ask you this every year as long as you’re a shareholder.

e-delivery

Read how it works here. Then check the box on the form below if you want to sign up.

What you need for e-delivery

•       an email address

•       access to the internet

•       Adobe Acrobat Reader software, which you can get free of charge on the Adobe website: www.adobe.com/products/acrobat/readstep2.html

How it works

Once we’ve filed our documents with the regulators we’ll post them on our website in PDF format.

We’ll send you a notice (by email or some other means) to let you know the documents have been posted, and include a link you can use to access them.

The link will direct you to a page on our website where you can view, download and print copies of the documents. The notice itself won’t include any documents.

We’ll keep the documents on our website for at least 6 months from the date we post them.

We can choose at any time, or when a document isn’t available electronically, to send you a paper copy by mail, without giving you advance notice. We’ll also send you a paper copy if your email address doesn’t work.

You can always ask for paper

You can ask for paper copies at any time in either of the following ways.

Contact our transfer agent

CIBC Mellon Trust Company (CIBC Mellon)

•	phone:	1.800.387.0825
•	fax:	1.888.249.6189
•	mail:	P.O. Box 700, Station B
		Montreal, Quebec H3B 3K3
•	email:	inquiries@canstockta.com

Contact us directly

•	phone:	416.815.0220
•	email:	investor@yamana.com

It’s easy to make changes

Change your mind? This is an optional service — you’re not required to receive your documents electronically. You can revoke your consent at any time, by notifying CIBC Mellon at the address above.

Email address changed? Contact CIBC Mellon at the address above. These changes become effective when CIBC Mellon acknowledges your request.

Check here if you don’t want to receive our annual report this year ☐ no, I don’t want the 2013 annual report

Check here if you want to receive our quarterly reports this year ☐ yes, please send me the 2013 quarterly reports

You have read and agree to the terms in this document. CIBC Mellon will add you to their mailing list, and send them to you by mail unless you’ve chosen e-delivery.

Name (please print)

Address

City	Province	Postal code

We keep your personal information confidential and use it only for shareholder communication.

Check this box if you want to receive your documents electronically ☐ yes, I want to receive the documents electronically

You have read and understand how e-delivery works, and are asking us to make shareholder documents available to you electronically instead of sending them to you by mail.

Email address

Account number
(the 9-digit number printed above your name on the proxy form)

Mail your completed form to:

CIBC Mellon Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

Or fax: 1.888.249.6189

8700 Mail Code (internal use)